SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200, 224-4 Ave. S., Saskatoon, SK, S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F |X| Form40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 23, 2003 Claude Resources Inc.

By: /s/ Val Michasiw Val Michasiw Secretary/Treasurer

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Claude Resources Inc. completes private placement offering

MONTREAL, Dec. 23 /CNW Telbec/ - Claude Resources Inc. (“Claude”) is pleased to announce that it has completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00 per unit, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 22, 2005, and upon payment of $2.50, to subscribe for one common share.

The proceeds of this offering will be used by Claude to expand development at its Seabee gold mine and for general corporate purposes. %SEDAR: 00000498E

     For further information: Neil McMillan, President (306) 668-7505; Renmark Financial Communictions Inc., Tel : (514) 939-3989, Fax : (514) 939-3717, www.renmarkfinancial.com; Neil Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; Edith English:
Eenglish(at)renmarkfinancial.com
(CRJ. CGR)

CO:	CLAUDE RESOURCES INC.
ST:	Quebec
IN:	MNG
SU:	FNC